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SEC FILE NUMBER
8-51520

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Croft & Bender LP

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4401 Northside Parkway NW, Suite 395
(No. and Street)

Atlanta	Georgia	30327
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ronald B. Goldman	(404) 841-3131	rgoldman@croft-bender.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bennett Thrasher LLP
(Name – if individual, state last, first, and middle name)

3300 Riverwood Parkway, Ste 700	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

01/19/2010	4051
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Ronald B. Goldman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Croft & Bender LP, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LYNN F GALLIVAN NOTARY PUBLIC PAULDING COUNTY, GEORGIA MY COMMISSION EXPIRES JUNE 22, 2023

Signature:

Title: Managing Director

Lynn F Gallivan
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Croft & Bender LP

Financial Statements

with Supplementary Information
December 31, 2021

Croft & Bender LP

Table of Contents
December 31, 2021

BT BENNETT THRASHER LLP

Report of Independent Registered Public Accounting Firm

To the Partners and Board of Directors
of Croft & Bender LP

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Croft & Bender LP as of December 31, 2021, and the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Croft & Bender LP as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Croft & Bender LP's management. Our responsibility is to express an opinion on Croft & Bender LP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Croft & Bender LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The Computation of Net Capital Pursuant to Rule 15c3-1, the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 as of December 31, 2021 have been subjected to audit procedures performed in conjunction with the audit of Croft & Bender LP's financial statements. The supplemental information is the responsibility of Croft & Bender LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to

A Limited Liability Partnership of Certified Public Accountants & Consultants
Riverwood 200 3300 Riverwood Parkway Suite 700 Atlanta, GA 30339 **phone** 770.396.2200 **fax** 770.390.0394
www.btcpa.net

Rule 15c3-1, the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 as of December 31, 2021 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Croft & Bender LP's auditor since 2015.

Bennett Thrasher LLP

Atlanta, Georgia
February 25, 2022

Croft & Bender LP

Statement of Financial Condition
December 31, 2021

Assets		
Current assets		
Cash	$	1,081,245
Accounts receivable		455,960
Other receivable		361,668
Prepaid expenses		76,589
Total current assets		1,975,462
Operating lease right of use asset		583,463
Furnishings and equipment, net		205,385
Other assets		26,409
Total assets	$	2,790,719
Liabilities and partners' capital		
Current liabilities		
Accounts payable and accrued expenses	$	58,546
Operating lease liability		859,702
Deferred revenue		611,656
Total liabilities		1,529,904
Partners' capital		
Partners' capital		973,485
Retained earnings		287,330
Total partners' capital		1,260,815
Total liabilities and partners' capital	$	2,790,719

The accompanying notes are an integral part of these financial statements.

Croft & Bender LP

Statement of Income
For the Year Ended December 31, 2021

Revenues		
Merger and acquisition fees	$	25,685,995
Private placement fees		955,000
Management fees		341,618
Other income		895,468
Client reimbursements		75,954
Interest income		5,268
Total revenues		27,959,303
Operating expenses		
Salary and benefits expense		9,447,075
Commissions paid to other broker dealers		1,318,326
Office expense		337,264
Professional fees		219,607
Occupancy expense		165,438
Business development expense		79,549
Client reimbursed expenses		75,954
Other operating expenses		123,100
Depreciation expense		79,124
Interest expense		55,382
Total operating expenses		11,900,819
Net income	$	16,058,484

The accompanying notes are an integral part of these financial statements.

Croft & Bender LP

Statement of Changes in Partners' Capital
For the Year Ended December 31, 2021

	Retained Earnings /(Accumulated Deficit)	Contributed Capital		Total Partners' Capital
		Limited Partners	General Partner	
Balances, December 31, 2020	$ (526,874)	$ 973,485	$ -	$ 446,611
Net income	16,058,484	-	-	16,058,484
Partner distributions	(15,244,280)	-	-	(15,244,280)
Balances, December 31, 2021	**$ 287,330**	**$ 973,485**	**$ -**	**$ 1,260,815**

The accompanying notes are an integral part of these financial statements.

Croft & Bender LP

Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities	
Net income	**$ 16,058,484**
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	**79,124**
Non-cash rent expense	**(77,593)**
PPP loan forgiveness (Note 3)	**(533,800)**
Changes in:	
Accounts receivable	**(149,068)**
Prepaid expenses	**19,046**
Other receivable	**(361,668)**
Accounts payable and accrued expenses	**4,176**
Security deposits	**1,050**
Deferred revenue	**284,622**
Net cash provided by operating activities	**15,324,373**
Cash flows from investing activities	
Purchases of furnishings and equipment	**(13,297)**
Net cash used in investing activities	**(13,297)**
Cash flows from financing activities	
Distributions to partners	**(15,244,280)**
Net cash used in financing activities	**(15,244,280)**
Net increase in cash	**66,796**
Cash, beginning of year	**1,014,449**
Cash, end of year	**$ 1,081,245**
Supplemental Disclosure of Non-cash Financing Transactions	
PPP loan forgiveness	**$ 533,800**

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Croft & Bender LP (f/k/a Croft & Bender LLC) (the "Company") began operations in 1996 as an investment banking firm engaged in the business of providing merger and acquisition, capital raising and other financial advisory services. The Company also organized and manages C&B Capital II, L.P. and its parallel partnership, C&B Capital II (PF), L.P. (collectively referred to as "Fund II") and C&B Capital III, L.P. and its parallel partnership, C&B Capital III (PF), L.P. (collectively referred to as "Fund III"), which are private equity investment partnerships collectively referred to herein as the "Funds". The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority as a broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition

Performance Obligations
The Company recognizes revenue from contracts with customers when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. Revenue from a performance obligation satisfied over time is recognized by measuring the progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service.

Transaction Price and Variable Consideration
The amount of revenue recognized reflects the consideration ("transaction price") the Company expects to be entitled to in exchange for the transfer of the goods or services to the customer. In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining

when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenues from contracts with customers:

Investment Banking
Revenues from merger and acquisition and capital raising engagements consist of success fees and retainer fees. These fees are recognized at the point in time when the related transaction is completed, as the performance obligation is to successfully execute a specific transaction. Fees received prior to the completion of the transaction (such as retainer fees) are recorded within deferred revenues in the accompanying statement of financial condition until the transaction is completed or the engagement is otherwise concluded or terminated.

A portion of the success fees the Company receives are considered variable as they are contingent upon a future event and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone.

Payment for success fees is generally due promptly upon closing of the transaction. The Company recognizes a receivable for fees where the completion of the milestone has occurred, but payment by the customer has not been received. The Company has elected the practical expedient to not assess the existence of a financing component for contracts where the Company expects that the period between the achievement of the milestone and the payment by the customer will be one year or less.

Expenses associated with investment banking engagements, which are explicitly reimbursable by the customer, are deferred and recorded as contract assets in the statement of financial condition until the transaction is completed or the engagement is otherwise concluded. Payments received from customers for reimbursed expenses which are received prior to the close of the transaction or conclusion of the engagement are deferred and recorded as a contract liability, within deferred revenue, in the statement of financial condition. Client reimbursement revenue and expenses are recorded on a gross basis in the statement of income, as the Company is acting as a principal in the arrangement. As of December 31, 2021, the Company had no contract assets or contract liabilities.

Asset Management Fees
Through a management agreement with the General Partner of each of the Funds, the Company

provides management and advisory services and receives management fees based on (i) total capital commitments of the limited partners of the Fund during the initial investment period (five years from the final closing) and (ii) thereafter, on total capital contributions of the limited partners actually used to make portfolio investments, less the amount of such capital contributions attributable to the Fund's disposed investments.

Management fees are considered variable as they are subject to fluctuation (e.g. changes in capital commitments or capital contributions used to make portfolio investments) and are recognized only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is resolved. Management fees are included in the transaction price at the end of each quarter when the total capital commitments and capital contributions of limited partners of each of the Funds is known.

Advisory Fees
Fees associated with other financial advisory services are recognized over time as the customer receives the benefits of the services evenly throughout the term of the contract.

During 2021, private placement fees, merger and acquisition, and financial advisory revenue was recognized from 19 clients, and 3 clients accounted for approximately 48% of such revenues. Merger and acquisition engagement agreements with 14 clients were open at December 31, 2021.

Cash

Cash represents interest and non-interest bearing deposits in a bank located in Georgia. From time to time, balances in interest and non-interest bearing accounts may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are due from clients mainly for providing financial advisory services, including raising capital and assisting companies with mergers and acquisitions, and are stated at the amount the Company expects to collect and do not bear interest. The collectibility of accounts receivable balances is regularly evaluated based on a combination of factors such as client credit-worthiness, past transaction history with the client, current economic and industry trends, and changes in client payment terms. If it is determined that a client will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material event impacting its business, a specific reserve for bad debt is recorded to reduce the related

receivable to the amount expected to be recovered. As of December 31, 2021, management has concluded that an allowance for doubtful accounts is not necessary.

Furnishings and Equipment

Furnishings and equipment, carried at cost less accumulated depreciation, consists of leasehold improvements, furniture and fixtures, software, and office equipment. Expenditures for maintenance and minor repairs are charged to expense as incurred. Expenditures for major additions and betterments are capitalized.

Depreciation and amortization is computed using the straight-line method based on the assets estimated useful lives. Estimated useful lives are as follows: 5 to 7 years for furniture and equipment, 3 years for software, and 8 years for leasehold improvements. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the remaining life of the lease.

Income Taxes

The Company is a limited partnership and, as such, its earnings and income taxes flow through directly to the partners.

Management of the Company considers the likelihood of changes by tax authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for 2018, 2019, and 2020 are subject to examination by tax authorities, and may change upon examination.

CARES Act

The Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") allows for a refundable tax credit against certain employment taxes equal to 70% of qualified wages an eligible employer pays to employees during the period from January 1, 2021 to June 30, 2021. For each eligible employee, wages of up to $10,000 per quarter can be counted to determine the amount of the credit. The American Rescue Plan Act extended the Employee Retention Credit through December 31, 2021, however, the Infrastructure Investment and Jobs Act stopped the

which are included as a component of other receivables and other income in the accompanying statements of financial condition and income.

Laws and regulations concerning government programs, including the Employee Retention Credit established by the CARES Act, are complex and subject to varying interpretations. Claims made under the CARES Act may also be subject to retroactive audit and review. There can be no assurance that regulatory authorities will not challenge the Company's claim to the ERC.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of the report, the date the financial statements were issued. Management has determined there were no subsequent events requiring recognition or disclosure in the financial statements.

2. Furnishings and Equipment

Furnishings and equipment consist of the following at December 31, 2021:

Furniture and fixtures	$209,539
Office equipment	80,497
Leasehold improvements	451,245
	741,281
Less accumulated depreciation	(535,896)
Furnishings and equipment, net	$205,385

Depreciation expense for the year ended December 31, 2021 amounted to $79,124.

3. Note Payable

On April 16, 2020, the Company received loan proceeds in the amount of $533,800 under the Paycheck Protection Program ("PPP"). Established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), the PPP provides for loans to qualifying businesses in

amounts up to 2.5 times the business's average monthly payroll expenses. PPP loans and accrued interest are forgivable after a "covered period" (8 or 24 weeks) as long as the borrower maintains its payroll levels and uses the loan proceeds for eligible purposes, including payroll, benefits, rent, and utilities. The Company used all of the PPP loan proceeds for purposes consistent with the PPP and applied for forgiveness on October 20, 2020.

On May 20, 2021, the Company was granted forgiveness of $533,800, the full amount of the PPP loan. The PPP loan proceeds were recognized as other income on that date and are included in the accompanying statement of income.

4. Related Party Transactions

The partners of the Company are also principal owners and managing partners of two companies, one of which is the General Partner of Fund II and its parallel partnership and the other is the General Partner of Fund III and its parallel partnership. Total management fees of $341,618 were earned from the Funds in 2021.

The Company has an agreement with the General Partner where the General Partner processes all payroll for the Company. The Company reimburses the General Partner for all payroll expenses. Total salaries and payroll taxes incurred by the General Partner during 2021 totaled $8,989,509 and are included in salaries and benefits expense on the statement of income.

The partners of the Company may sit on the Board of Directors of some of the clients of the Company, or may sit on or attend Board of Directors meetings of some portfolio companies of the Funds in exercise of the Funds' observation rights. The Company may, from time to time, enter into commercial arrangements with clients or vendors which have Board members or employees that are related parties to partners of the Company.

5. 401(k) Plan

The Company has adopted a 401(k) Plan that covers substantially all employees. Employees contribute voluntarily to the plan through salary reductions. The Company may contribute discretionary amounts as part of the employees' incentive compensation. The Company's contributions to the plan on behalf of the partners and employees totaled $138,556 for 2021.

6. Leases

The Company has two operating lease agreements for office space and office equipment which expire in 2024. The Company has adopted FASB ASC Topic 842, *Leases,* and therefore is required to recognize right-of-use assets and lease liabilities for lease arrangements on the accompanying statement of financial condition. The Company has made an accounting policy election to not apply the recognition requirement to leases with a term of less than one year (short term leases).

The Company's leases include both lease (fixed rent payments) and non-lease components (common-area or other maintenance costs) which are accounted for as a single lease component as management has elected the practical expedient to group lease and non-lease components for all leases. The Company excludes options to extend or terminate a lease from its recognition as part of the right-of-use assets and lease liabilities until those options are reasonably certain and/or executed. Management has determined that the Company does not have any material guarantees, options to purchase, or restrictive covenants related to these leases.

The Company's leases do not provide an implicit rate, therefore management uses the Company's incremental borrowing rate based on the information available at the lease commencement date in determining the present value of the lease payments. As of December 31, 2021, the weighted-average discount rate is 5% and the weighted-average remaining lease term is 2.8 years.

As of December 31, 2021, the operating lease right-of-use asset was $583,463 and the operating lease liability was $859,702, which are included in the accompanying statement of financial condition. Rent expense for the year ended December 31, 2021 totaled $171,348 and is included in the accompanying statement of income.

As of December 31, 2021, the maturities of operating lease liabilities are as follows:

Year	Amount
2022	$ 310,361
2023	319,218
2024	291,030
Total minimum future rental payments	920,609
Present value discount	(60,907)
Operating lease liability	$859,702

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2021, the ratio of aggregate indebtedness to net capital was 7.0209 to one, and net capital was $134,804, which was $71,708 more than the required minimum net capital.

Croft & Bender LP

Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2021

Computation of Net Capital

Partners' capital, December 31, 2021		$	1,260,815
Less: Non-allowable assets			
Accounts receivable	(455,960)		
Other receivable	(361,668)		
Prepaid expenses	(76,589)		
Furnishings and equipment, net	(205,385)		
Other assets	(26,409)		
Total non-allowable assets			(1,126,011)
Net capital		$	134,804

Computation of Aggregate Indebtedness

Accounts payable	$	58,546
Deferred revenue		611,656
Operating lease liability		859,702
Less: operating right of use asset to the extent of operating lease liability		(583,463)
Total aggregate indebtedness	$	946,441

Computation of Minimum Net Capital Requirement

Net capital	$	134,804
Minimum net capital to be maintained (greater of $5,000 or 6 2/3% of total aggregate indebtedness)		63,096
Net capital in excess of requirement	$	71,708
Ratio of aggregate indebtedness to net capital		7.0209 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2021

There is no difference between net capital computation reported in Part IIA of Form X-17A-5 as of December 31, 2021 and the net capital computation above.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

BT BENNETT THRASHER LLP

Report of Independent Registered Public Accounting Firm

To the Partners and Board of Directors
of Croft & Bender LP

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2021, in which (1) Croft & Bender LP identified the following provision of 17 C.F.R. § l5c3-3(k) under which Croft & Bender LP claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Croft & Bender LP stated that Croft & Bender LP met the identified exemption provisions throughout the most recent fiscal year without exception. Croft & Bender LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Croft & Bender LP's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bennett Thrasher LLP

Atlanta, Georgia
February 25, 2022

BETTER TOGETHER
A Limited Liability Partnership of Certified Public Accountants & Consultants
Riverwood 200 3300 Riverwood Parkway Suite 700 Atlanta, GA 30339 **phone** 770.396.2200 **fax** 770.390.0394
www.btcpa.net

CROFT & BENDER

A LIMITED PARTNERSHIP

INVESTMENT BANKERS

4401 Northside Parkway, N.W. • Suite 395 • Atlanta, GA 30327
(404) 841-3131 • www.croft-bender.com
Member FINRA and SIPC

February 25, 2022

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2021

Dear Sir/Madame:

For the fiscal year ending December 31, 2021, Croft & Bender LP claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

Croft & Bender LP met the exemption provided above for the fiscal year ending December 31, 2021.

Sincerely,

Ronald B. Goldman
Managing Director
Chief Compliance Officer